Exhibit (a)(1)(k)

                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK OF

                               VIRBAC CORPORATION

                                       AT

                               $5.25 NET PER SHARE

                                       BY

                             LABOGROUP HOLDING, INC.

               AN INDIRECT WHOLLY OWNED SUBSIDIARY OF VIRBAC S.A.

================================================================================
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 15, 2006 UNLESS THE OFFER IS EXTENDED.
================================================================================


THE OFFER IS BEING MADE PURSUANT TO A TENDER OFFER AND MERGER AGREEMENT DATED AS OF AUGUST 10, 2006 (THE "MERGER AGREEMENT") AMONG VIRBAC S.A. ("VIRBAC S.A."), INTERLAB S.A.S. ("INTERLAB"), LABOGROUP HOLDING, INC. ("PURCHASER") AND VIRBAC CORPORATION ("VIRBAC CORP." OR THE "COMPANY") AND THE OFFER TO PURCHASE DATED AUGUST 18, 2006 (AS AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE "OFFER TO PURCHASE"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF VIRBAC CORP. WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY VIRBAC S.A., PURCHASER AND THEIR SUBSIDIARIES (OTHER THAN THE COMPANY AND ITS SUBSIDIARIES, COLLECTIVELY, THE "VIRBAC S.A. GROUP"), WILL CONSTITUTE NOT LESS THAN NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION IS NONWAIVABLE. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE. IF THE MINIMUM CONDITION AND THE OTHER CONDITIONS TO THE OFFER ARE SATISFIED AND PURCHASER PURCHASES THE TENDERED SHARES, PURCHASER WILL BE MERGED INTO THE COMPANY AND THE COMPANY WILL BECOME AN INDIRECT WHOLLY OWNED SUBSIDIARY OF VIRBAC S.A. IN THAT EVENT, SHARES THAT WERE NOT TENDERED IN THE OFFER WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $5.25 PER SHARE IN CASH.

--------------------------------------------------------------------------------

A SPECIAL COMMITTEE OF DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY WHO ARE UNAFFILIATED WITH VIRBAC S.A. AND HAS UNANIMOUSLY RECOMMENDED THAT SUCH UNAFFILIATED STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE OFFER TO PURCHASE OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

A stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

If you hold options to purchase Shares having an exercise price per share of less than the Offer Price ($5.25 per share) and you wish to participate in the Offer by conditionally exercising the options, you should also follow the instructions and procedures set forth in the Notice of Conditional Exercise and related instructions provided to you.

Questions and requests for assistance may be directed to the Information Agent and the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BMO CAPITAL MARKETS CORP.

September 8, 2006

To the Holders of Shares of
Virbac Corporation:

                                  INTRODUCTION

     The following information (this "Supplement") amends and supplements the Offer to Purchase dated August 18, 2006 (as amended or supplemented from time to time, the "Offer to Purchase"), of Labogroup Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Virbac S.A, a French societe anonyme ("Virbac S.A."), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Virbac Corporation, a Delaware corporation ("Virbac Corp." or the "Company"), other than those shares already owned by Purchaser, Virbac S.A. and their subsidiaries (other than the Company and its subsidiaries) for $5.25 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase and this Supplement, the "Offer"). See "The Tender Offer," Section 8 of the Offer to Purchase for additional information concerning Parent and Purchaser.

     This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the accompanying Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

     Procedures  for  tendering  Shares  are set  forth in "The  Tender  Offer,"
Section 3 ("Procedures for Accepting the Offer and Tendering Shares") of the Offer to Purchase.

     SHARES PREVIOUSLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE OF $5.25 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

     A SPECIAL COMMITTEE OF DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY WHO ARE UNAFFILIATED WITH VIRBAC S.A. AND HAS UNANIMOUSLY RECOMMENDED THAT SUCH UNAFFILIATED STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER.

     Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") has delivered its written opinion, dated August 7, 2006, to the effect that as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the $5.25 per Share cash consideration to be received by stockholders of the Company's common stock, other than the Virbac S.A. Group (the "Unaffiliated Stockholders"), pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the amended and restated written opinion, which sets forth the procedures followed, the assumptions made, matters considered and limitations on the review undertaken, is included as Exhibit (a) (5) (E) to Amendment No. 1 to the Schedule 14D-9 filed with the SEC on September 8, 2006 by Virbac Corp. in connection with the Offer. Purchaser encourages each stockholder to read this opinion carefully in its entirety. The advisory services and the written opinion of Houlihan Lokey were provided for the information of the Special Committee in its evaluation of the Offer, and the opinion is not intended to be, nor does it constitute, a recommendation to any stockholder as to whether or not such stockholder should tender its Shares in the Offer. See "Special Factors,"
Section V, in the Offer to Purchase.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN THAT NUMBER OF SHARES OF VIRBAC CORP. WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY THE VIRBAC S.A. GROUP, WILL CONSTITUTE NOT LESS THAN NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION IS NONWAIVABLE.

     No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under Delaware Law, in connection with the Merger. See "The Tender Offer," Section 11, in the Offer to Purchase.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                 SPECIAL FACTORS

II.  BACKGROUND OF THE OFFER

     THE INFORMATION UNDER THE HEADING "SHAREHOLDER DERIVATIVE LAWSUIT" IS HEREBY AMENDED AND SUPPLEMENTED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY PRIOR TO THE LAST PARAGRAPH OF SUCH DISCUSSION:

     On September 1, 2006, the plaintiffs filed a motion for a preliminary injunction enjoining the Offer and Merger. In their motion papers, plaintiffs claim that the defendants have failed to disclose allegedly material facts necessary for shareholders to evaluate the fairness of the Offer, including facts relating to the analysis performed by the Financial Advisor in issuing its fairness opinion and information relating to the compensation of Houlihan Lokey. Defendants believe that the Offer to Purchase, as amended and the Schedule 14D-9, as amended, disclose all material facts necessary to enable Unaffiliated Stockholders to evaluate the Offer and the Merger and intend to resist the plaintiffs' motion for a preliminary injunction.

     THE INFORMATION IN THE DISCUSSION UNDER THE HEADING "LAWSUIT AGAINST THE PROPOSED OFFER" IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

     On August 14, 2006, the Delaware Court entered a stipulation and order regarding briefing on defendants' motions to dismiss. The stipulation extended until September 14, 2006 the parties' submission of a briefing schedule on defendants' outstanding motions to dismiss and stayed proceedings until that date. On August 28, 2006, the plaintiffs filed an amended complaint and a motion for relief from the stipulation and order. In addition to claims against defendants Virbac S.A., Interlab S.A.S., Maree, Pages and Garaudet for breach of fiduciary duty of loyalty and unfair dealing, and defendants Willk, Poitevint, II and Pickert for breach of fiduciary duties of care and good faith, the amended complaint asserts that defendants Virbac S.A. and Interlab S.A.S. artificially suppressed the price of the Company's common stock by delaying disclosure of the Special Committee's rejection of Virbac S.A.'s initial offer of $4.15 per share until it announced its revised proposal of $4.85 per share. The amended complaint also alleges that the defendants caused allegedly materially misleading and incomplete information to be disseminated to unaffiliated stockholders because the Offer to Purchase and the Schedule 14D-9 did not include certain revised projections prepared by the Company at the Special Committee's request. Plaintiffs have also filed a motion for preliminary injunction of the Offer. The defendants believe the amended complaint is without merit and will oppose the motion for preliminary injunction.

     THE INFORMATION IN THE DISCUSSION UNDER THE HEADING "VIRBAC S.A.'S OFFER" IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

     1. THE FOLLOWING PARAGRAPH IS ADDED FOLLOWING THE PARAGRAPH STARTING "ON APRIL 5, 2006":

     A summary of the 2006 budget and forecast provided at the April 5, 2006 meeting is set forth below.

               Company Management Forecast as of April 5, 2006(1)
                                 ($ in millions)

                             2006         2007           2008           2009
                         ----------    -----------    -----------    ----------
Gross Revenue .......      81.270        88.318         94.661        101.638
EBITDA(2) ...........       9.954        12.330         13.209         14.300
Net Income ..........       3.634         4.953          5.633          6.309

----------------

(1) Prepared by and the responsibility of Company management. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined nor compiled this prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

(2)  Earnings before interest, taxes, depreciation and amortization.

     2. THE FOLLOWING PARAGRAPHS ARE ADDED AT THE END OF THE PARAGRAPH STARTING "ON MAY 29, 2006":


     A summary of the revised three year forecast to 2009 is set forth below:


                Company Management Forecast as of May 30, 2006(1)
                                 ($ in millions)

                           2006
                        (FULL YEAR)       2007           2008           2009
                         ----------    -----------    -----------    ----------
Gross Revenue .......      84.165        91.932         98.728        105.617
EBITDA(2) ...........      11,810(3)     15.019         16.863         18.357
Net Income ..........       5.368(3)      6.914          8.508          9.512

----------------

(1) Prepared by and the responsibility of Company management. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined nor compiled this prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

(2)  Earnings before interest, taxes, depreciation and amortization.

(3) Includes non-recurring costs of $500,000 relating to the Offer and the Merger.


 A Summary of the additional financial projections to 2016 is set forth below:

              Company Management Projections as of May 30, 2006(1)
                                 ($ in millions)

                           2010         2011         2012         2013         2014          2015         2016
                          -------      -------      -------      -------      -------       -------      -------
Gross Revenue .......     111.686      116.731      122.502      128.090      134.543       140.993      147.915
EBITDA(2) ...........      20.316       21.087       22.218       23.315       24.584        25.821       26.970
Net Income ..........      10.726       11.204       11.904       12.584       13.370        14.137       14.848

----------------

(1) Prepared by and the responsibility of Company management. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined nor compiled this prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

(2)  Earnings before interest, taxes, depreciation and amortization.

     The Company makes public only very limited information as to future performance and does not provide specific or detailed information as to earnings or performance over an extended period. The financial forecast and projections referred to above are included in this Offer to Purchase only because this information was provided to the Special Committee and its advisors and Virbac S.A. and its advisors for use as a factor in evaluating the Offer. These financial forecasts and projections were not prepared with a view to public disclosure or in compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These internal financial forecasts and projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

     The financial forecasts and projections included in the Offer to Purchase have been prepared by, and are the responsibility of, the Company's management. PricewaterhouseCoopers LLP, independent registered public accounting firm of the Company, has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report appearing in the Company's Annual Report on Form 10-K, filed with the SEC on March 31, 2006 (File No. 000-24312), which was amended by the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on April 22, 2006 (File No. 000-24312) (the "Amendment"), which Amendment was incorporated by reference into the Schedule 14D-9, incorporated by reference herein as Exhibit (a)(1)(L) to the Schedule TO, relates to the Company's historical financial information. It does not extend to the prospective financial information and should not be read to do so.

     3. THE FIRST SENTENCE OF THE PARAGRAPH STARTING "DURING THE EVENING OF JUNE 14" IS AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     During the evening of June 15, the Special Committee held a telephonic meeting with its advisors and determined not to cease contacts or negotiations with Virbac S.A. or formally to reject any proposal by Virbac S.A.

III. PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF VIRBAC S.A. FOR THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT

     THE INFORMATION IN THE DISCUSSIONS OF "REASONS FOR THE OFFER AND MERGER AND EFFECTS" AND "PLANS FOR THE COMPANY" SET FORTH IN "SPECIAL FACTORS," SECTION III OF THE OFFER TO PURCHASE, IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

     REASONS FOR OFFER AND MERGER AND EFFECTS

     After analysis conducted by Virbac S.A.'s management and evaluation by Virbac S.A's board of directors, Virbac S.A. determined that there were several potential advantages to Virbac S.A. and the Company if Virbac S.A. were to purchase the publicly-held shares of the Company.

     The acquisition of the minority shares in the Company will provide the Virbac S.A. Group with flexibility to pursue business and growth opportunities in North America, and will eliminate potential conflicts between Virbac S.A. and the Company in connection with any such opportunities that may arise. This increased flexibility will also allow Virbac S.A. to implement its global strategy in all of Virbac S.A.'s key functions.

     Virbac S.A. believes that the Company will also benefit from being a wholly owned subsidiary of Virbac S.A. in that maintaining the Company as a public entity is expensive both in terms of the actual direct costs, including retaining independent directors, maintaining directors and officers liability insurance, providing audited financial statements and other information to stockholders, complying with the Sarbanes-Oxley Act, SEC reporting requirements and NASDAQ listing rules and the related time and attention required of management, whose energies might be better spent on other matters. The Company has informed Virbac S.A. that such costs are expected to amount to approximately $1,500,000 per year when the Company is required to comply with Section

404 of the Sarbanes-Oxley Act requiring preparation of a management report on its internal controls over financial reporting and presentation of its independent auditors' assessment of management's report. Under recently proposed amendments announced by the SEC, because the Company is considered a Non-Accelerated Filer within the meaning of the SEC rules, it would be required to prepare the first such management's report in 2008 with respect to the year ending December 31, 2007 and to obtain the first such auditor's assessment in 2009 with respect to the report for the year ending December 31, 2008. Virbac S.A. believes that the benefits of eliminating the costs associated with public company status are particularly significant in that the Company has not pursued two of the primary benefits of public company status, i.e., it has not accessed the capital markets by issuing additional Common Stock and has not used its Common Stock as the consideration in effecting acquisitions. Either of such actions could ultimately reduce Virbac S.A's voting interest in the Company below 50%, which would preclude Virbac S.A. from consolidating the Company's financial condition and results of operations in Virbac S.A.'s own financial statements. Such a result would not be acceptable to Virbac S.A., so that it is unlikely that the Company will engage in either course of action in the foreseeable future. Virbac S.A also believes that the Company may benefit from financing opportunities that may be available to it as an integrated part of the Virbac S.A. Group. For example, during the Company's restatement of its historical financial statements, the Company was able to comply with its bank covenants only through Virbac S.A.'s extension of credit to the Company, thereby enabling the Company to reduce its line of credit as demanded by its principal lender.

     PLANS FOR THE COMPANY. Purchaser intends, as soon as practicable following the consummation of the Offer, to consummate the Merger.

     Except for such changes as may be attendant to the likely resource savings noted above, Virbac S.A. currently intends to cause the business and operations of the Company to continue to be conducted by the Company substantially as they are currently being conducted, including continuation of the various agreements and arrangements between the Company and Virbac S.A. described below under "Related Party Transactions," and similar arrangements that may be entered into from time to time after the Merger. In addition, in connection with the Offer and the Merger, Virbac S.A. expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Merger in order to best organize and integrate the activities of the Company and the Virbac S.A. Group. Virbac S.A. expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization, management and dividend policy. Virbac S.A. intends to cause Interlab S.A.S. to retain the shares of common stock acquired pursuant to the Merger.

     Virbac S.A. is currently, through Interlab, the beneficial owner of approximately 60.1% of the outstanding Common Stock. Following completion of the Offer and the Merger, the Company will become a subsidiary of Interlab and an indirect wholly owned subsidiary of Virbac S.A., and all Shares remaining outstanding after completion of the Offer (other than shares held by the Virbac S.A. Group) will be converted in the Merger into the right to receive a cash payment per share equal to the purchase price paid in the Offer. As a result of the Offer and Merger, the Common Stock will cease to be registered under the Exchange Act and the Company will no longer be obligated to file periodic reports under the Exchange Act.

     Following completion of the Offer and Merger, the Company will be a 100% privately held, non-reporting company. Accordingly, current stockholders who are not affiliated with Virbac S.A. will cease to be stockholders and therefore will not participate in any earnings or growth of the Company and will not have any right to vote on any corporate matter. Conversely, these stockholders will not face any risk of losses resulting from the Company's operations or from any decline in the value of the Company. Immediately following completion of the Offer and the Merger, the Virbac S.A. Group's interest in the Company's assets, net book value and net earnings or loss will increase from approximately 60.1% (approximately, $33,567,000, $0.69 per share and $ 2,114,000, respectively, based on the Company's unaudited financial statements as of and for the six months ended June 30, 2006) to 100% thereof ($55,852,000, $1.15 and $3,518,000, respectively). At that point, Virbac S.A. will be entitled to all of the benefits of owning 100% of the Company, including all income generated by the Company's operations, any future increase in the Company's value and the right to elect all members of the Board of Directors of the Company and direct its management and policies. Virbac S.A. will also bear the risk of losses resulting from the Company's operations and from any decline in the value of the Company following the Offer and the Merger. Therefore, the benefit of the Offer and the Merger to the Unaffiliated Stockholders is the right to receive $5.25 in cash per share of Common Stock. The detriments are that the Unaffiliated Stockholders will cease to participate in the Company's future earnings and growth, if any, and the receipt of the payment for their Common Stock will be a taxable transaction for United States federal income tax purposes. See Section 5, "Certain United States Federal Income Tax Consequences." Virbac S.A. does not believe that the accounting treatment of the Offer or the Merger is material to the Unaffiliated Stockholders.

     Having determined to pursue the acquisition of the shares of Common Stock it did not own, Virbac S.A. considered transaction structure alternatives and determined to make a cash tender offer followed by a "short-form" merger. In choosing this structure, Virbac S.A. considered, among other things, the following:

     o a tender offer followed by a "short-form" merger is a typical means of effecting a parent-subsidiary recombination;

     o the Unaffiliated Stockholders would most likely receive payment for their Common Stock sooner in a tender offer than if Virbac S.A. pursued a negotiated merger transaction requiring a proxy solicitation to obtain stockholder consent; and

     o although Virbac S.A. intended to offer (and did offer) the Company's board of directors, acting through the Special Committee, the opportunity to review Virbac S.A.'s proposal and to make an informed recommendation with respect to the Offer, Virbac S.A. also recognized that no separate approval of the Company's board of directors or stockholders is required to commence or complete the Offer, as the Offer is made directly to the Company's stockholders.

     Virbac S.A. also considered but rejected proposing a negotiated "long-form" merger under Delaware law. Virbac S.A. determined not to pursue a negotiated long-form merger because, as indicated above, a tender offer was believed to be a more expeditious means of acquiring the shares of unaffiliated stockholders, since a tender offer does not require a proxy solicitation or pre-clearance of proxy materials to obtain stockholder consent. In addition, at the request of the Special Committee, as described in the Offer to Purchase under "Background of the Offer - Virbac S.A.'s Offer," Virbac S.A. considered conducting a tender offer conditioned upon tenders by only a majority of the Shares held by persons other than members of the Virbac S.A. Group. Virbac S.A. ultimately determined to condition the Offer upon the Minimum Condition, rather than upon tenders by only a majority of the minority, because Virbac S.A. believed that a tender offer conditioned upon tenders of only a majority of the minority of the Shares could make Virbac S.A.'s ultimate acquisition of 100% of the Shares more burdensome and perhaps less likely to be successful. In the absence of the Minimum Condition, Virbac S.A. would be obligated to purchase tendered Shares even if it could not, after consummation of the Offer, effect a "short-form" merger under Delaware law. A subsequent long-form merger under Delaware law would likely necessitate replication of the work of the Special Committee to represent the interests of the remaining minority stockholders, which would add delay and additional expense. Alternatively, such a merger could require the favorable vote of a majority of the remaining minority shares. Virbac S.A. believes that holders of Shares who did not tender in the Offer would be less likely or perhaps unlikely to vote in favor of a subsequent merger in which the merger consideration would be the same as the Offer Price, raising doubt as to the likely success of such a merger. Accordingly, Virbac S.A. also rejected this transaction alternative.

     Except as otherwise described in this Offer to Purchase, Virbac has no current plans or proposals or negotiations which relate to or would result in
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the Company's present dividend policy (the Company has never paid any dividends, but as a wholly owned subsidiary of Virbac S.A. would have greater flexibility to pay, or not pay dividends, at a rate determined by Virbac S.A., after the Merger); or (iv) any other material change in the Company's business.

IV. POSITION OF VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

     THE FIRST TWO PARAGRAPHS OF "SPECIAL FACTORS," SECTION IV OF THE OFFER TO PURCHASE, ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

     Under the rules of the SEC, including Rule 13e-3 under the Exchange Act governing "going-private" transactions, each of Virbac S.A., Interlab S.A.S. and Purchaser is an affiliate of the Company. Each of Virbac S.A., Interlab S.A.S. and Purchaser is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

     None of Virbac S.A., Interlab S.A.S., Purchaser, or any other member of the Virbac S.A. Group, participated in the deliberations of the Special Committee of independent directors of the Company regarding, or received advice from the Special Committee's legal or financial advisors as to, the substantive and procedural fairness of the Offer and the Merger, nor did they undertake any independent evaluation of the fairness of the Offer and the Merger or engage a financial advisor for such purposes. However, based upon these entities' knowledge and available information regarding the Company, each of Virbac S.A., Interlab S.A.S. and Purchaser believes that the Offer and the Merger are substantively and procedurally fair to the unaffiliated stockholders based upon the following factors and upon the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer and the Merger to such unaffiliated stockholders, without any independent investigation with respect thereto:

     THE FIFTH AND ELEVENTH BULLET POINTS OF "SPECIAL FACTORS," SECTION IV OF THE OFFER TO PURCHASE ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS
FOLLOWS:

     o Each Company stockholder will be able to decide voluntarily whether or not to tender such stockholder's Shares in the Offer, and if such stockholder elects not to tender, he or she will receive exactly the same type and amount of consideration in the Merger that is expected to follow completion of the Offer. This will assure that, after the Offer and consummation of the Merger, stockholders who elect not to tender their Shares in the Offer will not become holders of a security for which no trading market exists. Accordingly, Virbac S.A. and Purchaser believe that the unaffiliated stockholders are able to evaluate the terms of the Offer and its fairness without coercion.

     * * * *

     o The Offer provides the unaffiliated stockholders who are considering selling their Shares with the opportunity to sell their shares at the Offer price without incurring the transaction costs typically associated with market sales.

     THE FINAL TWO PARAGRAPHS  FOLLOWING THE BULLET POINTS OF "SPECIAL FACTORS,"
SECTION IV OF THE OFFER TO PURCHASE ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

     The foregoing discussion of the information and factors considered and given weight by Virbac S.A., Interlab S.A.S. and Purchaser is not intended to be exhaustive but does include all the material factors considered by Virbac S.A., Interlab S.A.S. and Purchaser. While Virbac S.A., Interlab S.A.S. and Purchaser each believes that the Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders, they attempted to negotiate the terms of a transaction that would be most favorable to them, and not to such stockholders and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to such stockholders. The views of Virbac S.A., Interlab S.A.S. and Purchaser's as to the fairness of the Offer to the unaffiliated stockholders should not be construed as a recommendation to the unaffiliated stockholders as to whether they should tender their Shares in the Offer. None of Virbac S.A., Interlab S.A.S., Purchaser, or any other member of the Virbac S.A. Group, makes any recommendation with respect to whether the unaffiliated stockholders should tender their Shares in the Offer.

     None of Virbac S.A. , Interlab S.A.S. or Purchaser found it practicable to assign, and none of them did assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. With respect to their determination of the fairness of Offer, Purchaser, Interlab S.A.S. and Virbac S.A. did not consider the Company's liquidation value. Purchaser, Interlab S.A.S. and Virbac S.A. do not believe this to be relevant because substantial value results from the Company continuing as a going concern, any liquidation would destroy that value, and Virbac S.A. , Interlab S.A.S. and Purchaser do not have any present intention to liquidate the Company in the foreseeable future. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Virbac S.A., Interlab S.A.S. and Purchaser believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to the unaffiliated stockholders. Further, Virbac S.A., Interlab S.A.S. and Purchaser did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value as of December 31, 2005, calculated by dividing stockholders' equity by the number of shares of Common Stock outstanding, was $0.99 per share. This value is only 19% of the price in the Offer. Purchaser, Interlab S.A.S. and Virbac S.A. did not consider going concern value because they do not believe that going concern value is a viable method of valuation for a transaction such as the Offer. Going concern value is a method of valuation that incorporates a premium for control of the entity being sold, but Virbac S.A. already controls the Company. Purchaser, Interlab S.A.S. and Virbac S.A. also did not consider other recent firm offers for Shares or proposals or negotiations between affiliates of the Company or between the Company and its affiliates and unaffiliated persons concerning any business combination with the Company or its affiliates (other than the Offer), as they are not aware of any such offers, proposals or negotiations made or conducted during the past two years (other than the Offer). In addition, in its December 12, 2005 letter to the Company's board containing its original proposal to acquire the publicly held shares of the Company, Virbac S.A. stated that it was interested only in acquiring the publicly held shares of the Company and had no intention to sell its stake in the Company. Purchaser, Interlab S.A.S. and Virbac S.A. do not believe that the trading price of the Common Stock immediately following announcement of Virbac S.A.'s proposal is indicative of the fair value of the Company and they did not consider it in making their fairness assessment.

     THE DISCUSSION UNDER THE HEADING "SPECIAL FACTORS," SECTION IV OF THE OFFER TO PURCHASE, IS HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING PARAGRAPHS AT THE END THEREOF:

     Virbac S.A.'s, Interlab S.A.S.'s and Purchaser's belief that the Offer and the Merger are fair to unaffiliated stockholders is expressed with respect to stockholders of the Company who are neither members of the Virbac S.A. Group nor officers or directors of the Company. Their belief is not affected by the fact that Houlihan Lokey's opinion is addressed to the Company's "Unaffiliated Stockholders," defined as all stockholders other than members of the Virbac S.A. Group, so that the opinion therefore extends to Alec L. Poitevint, II and Jean
N. Willk, who are directors and members of the Special Committee, and to Michael O'Bryan, the Company's Vice-President of Business Operations. Messrs. Poitevint, Willk and O'Bryan have no affiliation with any members of the Virbac S.A. Group and will receive the same consideration in the Offer and the Merger as the unaffiliated stockholders of the Company.

     For a discussion of the factors considered by the Special Committee in concluding that the Offer and the Merger are fair to Unaffiliated Stockholders, see "The Solicitation or Recommendation - Reasons for the Recommendation" in
Item 4 of the Schedule 14D-9, as amended. Under the rules of the SEC, because the Company is party to the Merger Agreement with Purchaser, Interlab S.A.S. and Virbac S.A. and has recommended the Offer to holders of Shares, the Company is considered a participant in the Offer is also required to comply with Rule 13e-3. For such purpose, the Schedule 14D-9, as amended, is incorporated by reference into the Offer to Purchase and is an exhibit to the Schedule TO.

V.   REPORTS, OPINIONS AND APPRAISALS/COMPANY PROJECTIONS

     THE THIRD PARAGRAPH UNDER THE HEADING "OPINION OF HOULIHAN LOKEY" IN THE DISCUSSION UNDER THE HEADING "SPECIAL FACTORS," SECTION V OF THE OFFER TO PURCHASE, IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

     THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OF THE STOCKHOLDERS AS TO WHETHER THE STOCKHOLDER SHOULD TENDER HIS OR HER SHARES IN CONNECTION WITH THE OFFER. HOULIHAN LOKEY PROVIDED ITS OPINION FOR THE USE AND BENEFIT OF THE SPECIAL COMMITTEE AND THE BOARD IN EVALUATING THE TRANSACTION, AND, BY ITS TERMS, MAY NOT BE USED FOR ANY OTHER PURPOSE WITHOUT THE WRITTEN CONSENT OF HOULIHAN LOKEY, EXCEPT THAT IT MAY BE INCLUDED IN ITS ENTIRETY WITH OR SUMMARIZED IN THIS STATEMENT. THE SUMMARY OF HOULIHAN LOKEY'S OPINION IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS OPINION. YOU ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

IX.  INTERESTS OF CERTAIN PARTIES IN THE OFFER AND THE MERGER

     THE FIRST PARAGRAPH OF "SPECIAL FACTORS," SECTION IX OF THE OFFER TO PURCHASE, IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     In considering the recommendations of the Special Committee with respect to the Offer and the fairness of the consideration to be received in the Offer, stockholders should be aware that Virbac S.A. has certain interests that present actual or potential conflicts of interest in connection with the Offer and Merger. See Section VII. As a result of the Virbac S.A. Group's current ownership of approximately 60.1% of the outstanding Common Stock, Virbac S.A. controls the Company. The Special Committee was aware of these actual and potential conflicts of interest and considered them along with other matters.

                                THE TENDER OFFER

3.   PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     THE   INFORMATION   UNDER  THE  HEADING  "VALID  TENDERS"  IS  AMENDED  AND
SUPPLEMENTED AS FOLLOWS:

     By executing the Letter of Transmittal, a tendering stockholder acknowledges receipt of the Offer to Purchase. By such acknowledgment, tendering stockholders do not waive any rights with respect to disclosure required by federal securities laws.

7.   CERTAIN INFORMATION CONCERNING THE COMPANY

     THE  TABLE OF  SUMMARY  FINANCIAL  DATA SET  FORTH IN "THE  TENDER  OFFER,"
SECTION 7, OF THE OFFER TO PURCHASE, IS HEREBY AMENDED BY THE ADDITION OF INFORMATION REGARDING BOOK VALUE PER SHARE AND THE COMPANY'S RATIO OF EARNINGS TO FIXED CHARGES AND, AS SO AMENDED, IS RESTATED IN ITS ENTIRETY AS FOLLOWS:

                                           SIX MONTHS ENDED                YEARS ENDED
                                                JUNE 30                    DECEMBER 31
                                       ------------------------    ---------------------------
                                          2006           2005          2005           2004
                                       -----------   ----------    -----------   -------------
                                       (unaudited)   (unaudited)
                                              (In thousands except per share amounts)

OPERATING RESULTS INFORMATION
Revenues .............................   $44,642       $41,133        $80,778        $77,115
Gross profit .........................    21,532        19,784         38,471         33,864
Income from operations ...............     5,381         4,230          7,371          3,559
Net Income (loss) ....................     3,518         2,432          3,873          1,471
Ratio of earnings to fixed charges ...     10.79          6.97           7.02           3.58

BALANCE SHEET INFORMATION
Total current assets .................    20,686        23,070         20,428         21,798
Total non-current assets .............    35,166        36,564         35,290         37,855
TOTAL ASSETS .........................    55,852        59,634         55,718         59,653
Total current liabilities ............    22,805        24,555         19,159         24,485
Total non-current liabilities ........     6,996        14,923         14,339         17,475
TOTAL LIABILITIES ....................    29,801        39,478         33,498         41,960

PER COMMON SHARE INFORMATION
Net Income - Basic ...................      0.16          0.11           0.17           0.07
Net Income - Diluted .................      0.16          0.11           0.17           0.06
Book value per share .................      1.15          0.90           0.99           0.79

13.  CERTAIN CONDITIONS OF THE OFFER

     THE FIRST AND LAST PARAGRAPHS OF "THE TENDER OFFER," SECTION 13, OF THE OFFER TO PURCHASE ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

     Purchaser shall not be required to consummate the Offer; or accept for payment, purchase or pay for any Shares tendered; may postpone the acceptance for payment, the purchase of, and/or payment for, Shares; and/or may amend or terminate the Offer if, as of immediately prior to the Expiration Date, the Minimum Condition has not been met, or any of the following events (each, an "Event") shall have occurred (each of paragraphs (a) through (g) providing a separate and independent condition to Purchaser's obligations pursuant to the Offer):

* * * *

     The foregoing conditions are for the sole benefit of Purchaser and Virbac S.A., and, except for the Minimum Condition, may be waived by Purchaser in whole at any time or in part from time to time in its sole discretion at any time up to immediately prior to the Expiration Date. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time prior to the Expiration Date.

14.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     THE INFORMATION UNDER THE HEADING "SHAREHOLDER DERIVATIVE LAWSUIT" IS HEREBY AMENDED AND SUPPLEMENTED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY PRIOR TO THE LAST PARAGRAPH OF SUCH DISCUSSION:

     On September 1, 2006, the plaintiffs filed a motion for a preliminary injunction enjoining the Offer and Merger. In their motion papers, plaintiffs claim that the defendants have failed to disclose allegedly material facts necessary for stockholders to evaluate the fairness of the Offer, including facts relating to the analysis performed by the Financial Advisor in issuing its fairness opinion and information relating to the compensation of Houlihan Lokey. Defendants believe that the Offer to Purchase, as amended and the Schedule 14D-9, as amended, disclose all material facts necessary to enable Unaffiliated Stockholders to evaluate the Offer and the Merger and intend to resist the plaintiffsi motion for a preliminary injunction.

     THE INFORMATION IN THE DISCUSSION UNDER THE HEADING "LAWSUIT AGAINST THE PROPOSED OFFER" IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

     On August 14, 2006, the Delaware Court entered a stipulation and order regarding briefing on defendants' motions to dismiss. The stipulation extended until September 14, 2006 the parties' submission of a briefing schedule on defendants' outstanding motions to dismiss and stayed proceedings until that date. On August 28, 2006, the plaintiffs filed an amended complaint and a motion for relief from the stipulation and order. In addition to claims against defendants Virbac S.A., Interlab S.A.S., Maree, Pages and Garaudet for breach of fiduciary duty of loyalty and unfair dealing, and defendants Willk, Poitevint, II and Pickert for breach of fiduciary duties of care and good faith, the amended complaint asserts that defendants Virbac S.A. and Interlab S.A.S. artificially suppressed the price of the Company's common stock by delaying disclosure of the Special Committee's rejection of Virbac S.A.'s initial offer of $4.15 per share until it announced its revised proposal of $4.85 per share. The amended complaint also alleges that the defendants caused allegedly materially misleading and incomplete information to be disseminated to unaffiliated stockholders because the Offer to Purchase and the Schedule 14D-9 did not include certain revised projections prepared by the Company at the Special Committee's request. Plaintiffs have also filed a motion for preliminary injunction of the Offer. The defendants believe the amended complaint is without merit and will oppose the motion for preliminary injunction.

16.  MISCELLANEOUS

     THE LAST PARAGRAPH OF "THE TENDER OFFER," SECTION 16, OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     Purchaser, Interlab S.A.S. and Virbac S.A. have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Tender Offer Statement on Schedule TO is also a Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Special Committee with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7.

                                     * * * *

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF VIRBAC S.A., INTERLAB S.A.S. OR PURCHASER NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE, OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser, Interlab S.A.S. and Virbac S.A. have filed with the SEC Amendment No. 1 to the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with all exhibits thereto, furnishing certain additional information with respect to the Offer, which includes the information required by Schedule 13E-3. Such Schedule TO and any amendments thereto, including exhibits, will be available for inspection and will be obtainable in the same manner described in "The Offer -- Section 7, Certain Information Concerning the Company -- Available Information" in the Offer to Purchase.

EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE, AND THE LETTER OF TRANSMITTAL.

Labogroup Holding, Inc.
September 8, 2006

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                          MELLON INVESTOR SERVICES LLC

          BY MAIL:                        BY OVERNIGHT COURIER:                   BY HAND DELIVERY:

Mellon Investor Services LLC          Mellon Investor Services LLC          Mellon Investor Services LLC
 Attn: Reorganization Dept.            Attn: Reorganization Dept.            Attn: Reorganization Dept.
         PO Box 3301                      480 Washington Blvd.                120 Broadway, 13th floor
  South Hackensack NJ 07606                 Mail Drop - Reorg                    New York NY 001271
                                          Jersey City NJ 07310

                               OTHER INFORMATION:

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                                 470 WEST AVENUE
                               STAMFORD, CT 06902

                      BANKS AND BROKERS CALL (203) 658-9400
               STOCKHOLDERS PLEASE CALL TOLL FREE: (800) 607-0088

                      THE DEALER MANAGER FOR THE OFFER IS:

                           BMO [LOGO] Capital Markets

                            BMO CAPITAL MARKETS CORP.
                             111 WEST MONROE STREET
                                CHICAGO, IL 60603
                                 (312) 293-4111